3/11/03

[redacted]

SECUR MISSION

03014518

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 24075

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31,2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Crews + Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Union National Plaza, 124 West Capitol
(No. and Street)

Little Rock	Arkansas	72201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Winton Chief Operations Officer (501) 907-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Frost
(Name – *if individual, state last, first, middle name*)

425 West Capitol Suite 3300	Little Rock	Arkansas	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Don Winton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crew & Associates, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Don Winton
Signature

Chief Operations Officer
Title

Jacque Anita Handy
Notary Public
Anita Handy My Commission Expires 8/15/2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREWS & ASSOCIATES, INC. AND SUBSIDIARY

December 31, 2002

Consolidated Financial Statements
And
Supplementary Information

With

Independent Auditor's Report

Contents

MOORE STEPHENS FROST
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report

Board of Directors
Crews & Associates, Inc. and Subsidiary
Little Rock, Arkansas

We have audited the accompanying consolidated statement of financial condition of Crews & Associates, Inc. and Subsidiary (the "Company") as of December 31, 2002, and the related consolidated statements of income, retained earnings and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Crews & Associates, Inc. and Subsidiary as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
January 17, 2003

CREWS & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2002

Assets

Cash (including $255,186 segregated under federal regulation)	$ 3,214,304
Receivables from	
Brokers - dealers and clearing organizations	1,041,618
Customers	3,627,527
Marketable securities	8,285,232
Lease inventory	1,227,194
Furniture, fixtures and office equipment, net	753,995
Deferred tax asset	1,567,664
Refundable income taxes	1,507
Cash surrender value of life insurance policies	3,378,439
Employee loans receivable and covenants not to compete	3,110,400
Other assets	858,492
Total assets	$ 27,066,372

Liabilities and Stockholder's Equity

Payables to	
Brokers - dealers and clearing organizations	$ 651,719
Customers	651,954
Accounts payable, accrued expenses and other liabilities	5,035,231
Short-term borrowings	2,060,611
Total liabilities	8,399,515
Stockholder's equity	
Common stock, $.0005 par value, 5,000,000 shares authorized and 853,220 issued and outstanding	427
Additional paid-in capital	838,692
Retained earnings	17,827,738
Total stockholder's equity	18,666,857
Total liabilities and stockholder's equity	$ 27,066,372

The accompanying notes are an integral part of these consolidated financial statements.

CREWS & ASSOCIATES, INC. AND SUBSIDIARY

Consolidated Statement of Income

For the Year Ended December 31, 2002

Revenues	
Trading profits	$ 25,127,943
Investment banking and other income	4,605,418
Interest income	724,742
Total revenue	30,458,103
Expenses	
Employee compensation and benefits	19,684,962
Occupancy and equipment	989,363
Amortization of employee loans receivable and covenants not to compete	1,284,377
Communications	826,048
Interest expense	203,930
Business development	477,889
Clearing fees	318,096
Other	950,233
Total expenses	24,734,898
Income before income taxes	5,723,205
Provision for income taxes	1,992,200
Net income	$ 3,731,005

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Retained Earnings

For the Year Ended December 31, 2002

Balance at January 1, 2002	$ 16,096,733
Dividends paid	(2,000,000)
Net income	3,731,005
Balance at December 31, 2002	$ 17,827,738

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2002

Cash flows from operating activities	
Net income	$ 3,731,005
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	239,340
Amortization	1,284,377
Deferred income taxes	(507,664)
Changes in operating assets and liabilities	
Receivables from	
Brokers - dealers and clearing organizations	(799,819)
Customers	323,826
Marketable securities	16,249,873
Lease inventory	(1,227,194)
Cash surrender value of life insurance	(694,225)
Other assets	(86,367)
Payables to	
Brokers - dealers and clearing organizations	(1,334,447)
Customers	165,512
Accounts payable, accrued expenses and other liabilities	(105,658)
Income taxes payable	(38,451)
Net cash provided (used) by operating activities	17,200,108
Cash flows from investing activities	
Purchase of furniture, fixtures and office equipment	(283,441)
Net cash provided (used) by investing activities	(283,441)
Cash flows from financing activities	
Net change in short-term borrowings	(13,139,389)
Issuance of note receivable	(100,000)
Payment of dividends	(2,000,000)
Net cash provided (used) in financing activities	(15,239,389)
Net increase in cash	1,677,278
Cash at beginning of year	1,537,026
Cash at end of year	$ 3,214,304
Cash paid during the year for	
Interest	$ 203,930
Income taxes	2,555,101

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002

1. **Description of Business**

Crews & Associates, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is located in Little Rock, Arkansas, and conducts business with other brokers - dealers located throughout the United States on behalf of its customers and for its own account.

During 2001, the Company formed First Security Leasing (the "Subsidiary"), its wholly-owned subsidiary for the purpose of transacting certain lease transactions. The Subsidiary is located in Little Rock, Arkansas and conducts business throughout the United States.

2. **Summary of Significant Accounting Policies**

a. **Principles of consolidation** – The accompanying consolidated financial statements include the accounts of Crews & Associates, Inc. and its wholly owned subsidiary, First Security Leasing, Inc. All material intercompany accounts and transactions have been eliminated.

b. **Securities transactions** – Securities transactions are captured on the Company's computer system and monitored on a trade date basis and are reflected in the accompanying financial statements on a settlement date basis. Recording such transactions on a trade date basis would not result in a material difference in the accompanying financial statements. Investment banking revenue is recorded at the time the transaction is completed and the income is reasonably determinable.

c. **Cash equivalents** – For purposes of the statement of cash flows, the Company considers all liquid cash investments with an original maturity of three months or less to be cash equivalents.

d. **Marketable securities** – Marketable securities are valued at market. Any unrealized gains and losses have been reflected as net trading profits in the accompanying consolidated statement of income.

e. **Lease inventory** – Lease inventory represents leases purchased by the Company and held for sale to outside investors. Lease inventory is valued at the Company's cost which is less than their estimated realizable value at December 31, 2002.

f. **Furniture, fixtures and office equipment** – Furniture, fixtures and office equipment are recorded at cost. Depreciation of furniture, fixtures and office equipment is computed using the straight-line method over estimated useful lives ranging from five to seven years. Amortization of leasehold improvements is computed using the straight-line method over forty years.

g. **Employee loans receivable and covenants not to compete** – Effective May 1, 2000, First Security Bancorp (the "Parent") purchased all of the outstanding common stock of the Company. In connection with this transaction, the Company entered into agreements with certain employees for covenants not to compete and employee loans totaling $6,258,875. During 2001, the Company entered into similar agreements with certain new employees totaling $225,000. These amounts are being amortized over five years on the straight-line basis. Amortization expense related to these agreements was $1,284,377. At December 31, 2002, accumulated amortization related to these agreements was $3,373,475.

Notes to Consolidated Financial Statements

December 31, 2002

2. **Summary of Significant Accounting Policies (cont.)**

h. **Income taxes** – The Company will be included in the consolidated federal income tax return of the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

i. **Related parties** – In the normal course of business, the Company purchases and sells securities for Company officers and its stockholder. These transactions have substantially the same terms as those with unrelated parties.

j. **Accounting for joint venture** – On July 31, 2001, the Company entered into a joint venture with Vanadis Investment Group, LLC referred to as First Security Vanadis Capital, LLC where each member owns 50%. This investment is accounted for under the equity method of accounting, whereby, each member records its investment at the original invested amount, adjusted by the earnings or losses for the period. The investment in the joint venture is included in other assets at December 31, 2002.

k. **Disclosure about the fair value of financial instruments** – The financial instruments of the Company, consisting of cash and marketable securities at December 31, 2002, are reported in the statement of financial condition at market or fair values.

l. **Use of estimates** – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosures about contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management's evaluation of the relevant facts and circumstances as of the date of the financial statements. However, actual results may differ from the estimates and assumptions used in the accompanying financial statements.

3. **Cash Segregated Under Federal Regulation**

At December 31, 2002, $255,186 of cash was segregated in a special reserve bank account "for the exclusive benefit of customers." Pursuant to Rule 15c3-3 of the Securities and Exchange Commission the Company did not have a required deposit.

4. **Receivables from and Payables to Brokers – Dealers and Clearing Organizations, and Customers**

The balances shown as receivables from and payables to brokers – dealers and clearing organizations, and customers represent amounts due in connection with normal trading transactions executed for customers or the Company. These receivables and payables are generally collateralized by securities held by or due to the Company. To minimize the risks associated with these balances, the Company monitors the credit standing of each broker – dealer and clearing organization and customer with whom it conducts business. In addition, the Company monitors the market value of collateral held and the market value of the securities due from others.

4. **Receivables from and Payables to Brokers – Dealers and Clearing Organizations, and Customers (cont.)**

At December 31, 2002, receivables from customers consisted of $1,996,931 from institutional firms and $1,630,596 from retail customers. Payables consisted of $86,067 to institutional firms and $565,887 to retail customers. The institutional firms represent financial institutions, and retail customers represent a diversified clientele, both located throughout the United States.

5. **Marketable Securities**

At December 31, 2002, marketable securities consisted of the following trading securities, stated at quoted market values:

State and municipal government obligations	$ 5,380,516
U.S. government obligations	936,527
Corporate obligations	1,854,133
Other	114,056
	$ 8,285,232

6. **Short-Term Borrowings**

At December 31, 2002, the Company had total short-term borrowings with banks of $2,060,611 bearing interest from 3.00% to 3.42%. At December 31, 2002, $1,100,000 of this amount is pledged to a related party. During the year, short-term borrowings and interest bearing payables to clearing organizations averaged approximately $5,135,078 with a maximum indebtedness of $40,000,000. The average interest rate related to these obligations during the year ended December 31, 2002 was 3.29%.

As of December 31, 2002, the Company had no outstanding obligations which were subordinated to claims of general creditors.

7. **Income Taxes**

Components of the provision for income taxes for the year ended December 31, 2002 were as follows:

Current provision	$ 2,499,864
Deferred benefit	(507,664)
	$ 1,992,200

The actual tax expense differs from the "expected" tax expense (computed by applying the applicable Federal corporate income tax rate of 34% to income before income taxes) primarily due to the effect of state income taxes, net of federal benefit, and nontaxable municipal bond interest income, net of nondeductible interest expense.

7. **Income Taxes (cont.)**

The Company utilizes the liability method to determine deferred income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined by applying statutory tax rates in effect at the financial statement date to differences between the book basis and the tax basis of assets and liabilities.

The deferred income tax asset reflected in the accompanying statement of financial condition resulted primarily from the recognition of certain expenses for financial reporting purposes which are not yet deductible for income tax reporting purposes.

Total deferred tax assets and deferred tax liabilities at December 31, 2002 are as follows:

Deferred tax assets	$ 1,621,730
Deferred tax liabilities	(54,066)
Net deferred tax asset	$ 1,567,664

8. **Deferred Compensation**

The Company has a non-qualified deferred compensation arrangement for certain employees, which permits participants to defer a portion of their compensation ("Participant Deferrals") and provides that the Company will make matching contributions up to a specified dollar amount in exchange for benefits payable upon retirement, disability or death. The Participant Deferrals are credited with the gain or loss associated with the investment choices selected by the participant as provided by the plan and are fully vested. The Company contribution is credited with interest at a specified rate set each year as set by the Company. The rate for 2002 was 6.3% per annum and vests over a ten year period. The Company funds its obligations under these arrangements through the purchase of life insurance policies. The cash surrender value of these life insurance policies was $3,105,665 as of December 31, 2002. The Company's net benefit obligation under these arrangements which is reflected in accounts payable, accrued expenses and other liabilities in the accompanying financial statements was $2,765,305 at December 31, 2002. During the year ended December 31, 2002, the Company recognized employee compensation and benefit expense associated with this arrangement of approximately $1,070,000.

9. **Commitments and Contingencies**

The following schedule reflects the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of December 31, 2002:

Year ending December 31,	
2003	$ 523,495
2004	293,692
2005	258,962
2006	243,878
2007	253,633
	$ 1,573,660

Notes to Consolidated Financial Statements

December 31, 2002

9. **Commitments and Contingencies (cont.)**

Rent expense was $678,400 for the year ended December 31, 2002.

In the normal course of business, the Company is occasionally a party to lawsuits, claims and customer complaints. The costs to defend and settle such matters have been included in other expense in the accompanying statement of income. As of December 31, 2002, management is of the opinion, based in part on consultation with legal counsel, that the ultimate resolution of pending matters will not have a material adverse effect on the Company's financial condition.

In the normal course of business, the Company is a party to financial instrument transactions which could expose the Company to off-balance sheet risk. When securities owed to a customer are not received by the Company for timely delivery, the Company is required to purchase identical securities in the open market to satisfy the commitment. Such purchases may result in losses not reflected in the accompanying financial statements. The Company controls this risk by establishing credit limits for such activities and by monitoring its customers' compliance with their contractual obligations and the related exposure on a daily basis. At December 31, 2002, this off-balance sheet risk did not have a material adverse effect on the Company's financial condition.

In addition, the Company enters into when-issued transactions and underwriting commitments. Such commitments require that the Company purchase securities at specified prices. To manage the off-balance sheet risk related to these commitments, the Company generally sells the issue to third parties on a when-issued basis. At December 31, 2002, the Company had firm commitments to purchase securities totaling $571,099 and no commitments to sell securities.

The Company maintains, at various financial institutions, cash balances, which may exceed the federally insured amounts at various times during the year.

10. **Net Capital Requirement**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 administered by the Securities and Exchange Commission. The Company has elected to compute its net capital requirement under the aggregate indebtedness method of the rule, which does not allow the aggregate indebtedness of the Company, as defined under the rule, to exceed fifteen times regulatory net capital. At December 31, 2002, the Company had an aggregate indebtedness to net capital ratio of .64 to 1 with $10,456,824 of regulatory net capital, which was $10,008,456 in excess of the required minimum regulatory net capital of $448,368.

The accounts of the Subsidiary are not included in the net capital requirement calculation.

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated financial statements of Crews & Associates, Inc. and Subsidiary as of December 31, 2002 and have issued our report thereon dated January 17, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 12 through 14 relates to Crews & Associates, Inc. only and is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
January 17, 2003

Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

For the Year Ended December 31, 2002

Net capital		
Total stockholder's equity from statement of financial condition for Crews & Associates, Inc.		$ 18,182,748
Deduct: Nonallowable assets		7,276,313
Net capital before haircuts on securities positions		10,906,435
Haircuts on securities positions		
Contractual securities commitments	$ 2,695	
Trading positions		
State and municipal government obligations	287,831	
U.S. government obligations	34,722	
Corporate obligations	120,788	
Other securities	3,575	
Undue concentration	-	449,611
Net capital		$ 10,456,824
Aggregate indebtedness		
Payables to brokers and dealers for customers' securities failed to receive	$ 97,357	
Payables to customers	546,533	
Payables to clearing organization	236,504	
Accounts payable and accrued liabilities	436,613	
Other liabilities	5,408,519	
Total aggregate indebtedness		$ 6,725,526
Net capital		$ 10,456,824
Minimum capital required to be maintained (the greater of 1/15 of aggregate indebtedness of $6,725,526 or $250,000)		448,368
Net capital in excess of requirement		$ 10,008,456
Ratio of aggregate indebtedness to net capital		.64 to 1

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2002.

See accompanying independent auditor's report on additional information.

Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2002

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ 546,533
Monies borrowed collateralized by securities carried for the accounts of customers	924,490
Customers' securities failed to receive	97,357
Other	152,721
Total credits	1,721,101
Debit balances	
Debt balances in customers' cash accounts,excluding unsecured accounts and accounts doubtful of collection	2,942,096
Failed to deliver of customers' securities not older than 30 calendar days	365,593
Total debits	3,307,689
Excess of total debits over total credits	$ 1,586,588
Required deposit	NONE
Amount held on deposit "for the exclusive benefit of customers" at December 31, 2002	$ 265,213

There are no material differences between this computation and the computation included in the unaudited FOCUS Part II as of December 31, 2002.

See accompanying independent auditor's report on additional information.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2002

	Market value	Number of items
Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2002 (for which instructions to reduce to possession or control had been issued as of December 31, 2002 but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3)	None	None
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditor's report on additional information.

MOORE STEPHENS FROST

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Limited Company

425 West Capitol, Suite 3300
Little Rock, Arkansas 72201
501 376 9241 ◇ 800 766 9241
Fax 501 376 6256
www.msfrost.com

Independent Auditor's Report on Internal Controls
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Crews & Associates, Inc.
Little Rock, Arkansas

In planning and performing our audit of the financial statements of Crews & Associates, Inc., as of December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Frost

Certified Public Accountants

Little Rock, Arkansas
January 17, 2003